Exhibit 99.1

BW LPG SUCCESSFULLY PLACES A USD 300 MILLION OFFERING OF SENIOR UNSECURED CONVERTIBLE BONDS

Singapore, 2 September 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE: BWLPG, NYSE: BWLP), the world’s leading owner and operator of LPG vessels, has today successfully placed an offering (the “Offering”) of USD 300 million senior unsecured convertible bonds due 2031 (the “Bonds”) convertible into new shares (the “Shares”) of the Company.

The Company intends to use the net proceeds to partly finance the newbuild program with Hyundai Heavy Industries for eight Panamax VLGCs, and for general corporate purposes.

Key terms of the Offering

●	The Bonds will be issued at par in denominations of USD 200,000 and will bear interest at a fixed coupon of 2.25% per annum, payable semi-annually in arrear in equal instalments in March and September of each year, commencing on 9 March 2027.

●	The initial conversion price of the Bonds was set at USD 30.4870 per Share, corresponding to a conversion premium of 40% over the reference share price (being the placing price of an existing Share determined in the Concurrent Delta Placement (as defined below)), adjusted downwards by the amount of BW LPG’s cash dividend of USD 0.95 per Share payable on or around 16 September 2026 with the ex-dividend date on 7 September 2026. The conversion price is subject to customary adjustments in line with market practice and as further set out in the Bond Terms. The Bonds will include dividend protection adjustments to the conversion price in accordance with and as further described in the Bond Terms.

●	Concurrently with the placement of the Bonds, the sole placement agent in the Offering conducted a placement of existing Shares (the “Concurrent Delta Placement”) on behalf of certain subscribers of the Bonds who wished to sell such Shares in short sales to purchasers procured by the sole placement agent to hedge the market risk to which the subscribers are exposed with respect to the Bonds that they acquire. The Company did not receive any proceeds from the sale of Shares in connection with the Concurrent Delta Placement.

●	Unless previously converted, redeemed or purchased and cancelled in accordance with the terms and conditions of the Bonds (the “Bond Terms”), the Bonds will be redeemed at par on 9 September 2031 (the “Maturity Date”).

●	The Company will have the option to redeem all, but not some only, of the Bonds at the principal amount in accordance with the Bond Terms (i) at any time on or after 30 September 2029 if the parity value of the Shares underlying the Bonds on each of at least 20 dealing days in a period of 30 consecutive dealing days, ending no more than 5 dealing days prior to the date on which the relevant redemption notice is given to holders of the Bonds is equal to or exceeds USD 260,000, or (ii) if 20% or less of the aggregate principal amount of the Bonds originally issued remains outstanding.

●	Holders of the Bonds will be entitled to require an early redemption of their Bonds at the principal amount on the third anniversary of the Bonds’ issue or upon the occurrence of (i) a change of control of the Company, (ii) a free float event in respect of the Shares or (iii) a delisting event in respect of the Shares, each as further set out in the Bond Terms.

Settlement of the Bonds is expected to take place on or around 9 September 2026 (the “Issue Date”).

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs) and Large Gas Carriers (LGCs), including 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

This information constitutes inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements set out in Section 5-12 of the Norwegian Securities Trading Act.

Disclaimer

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE BONDS, THE ORDINARY SHARES TO BE ISSUED OR TRANSFERRED AND DELIVERED UPON CONVERSION OF THE BONDS OR THE ORDINARY SHARES TO BE PLACED BY THE SOLE PLACEMENT AGENT IN THE CONCURRENT DELTA PLACEMENT (HEREINAFTER, THE “SECURITIES”) IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT). THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY STATE IN THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT IN A TRANSACTION NOT SUBJECT TO, OR PURSUANT TO AN EXEMPTION FROM, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NEITHER THIS PRESS RELEASE NOR THE INFORMATION CONTAINED HEREIN CONSTITUTES OR FORMS PART OF AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SECURITIES IN THE UNITED STATES. THERE WILL BE NO PUBLIC OFFER OF ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements do not reflect historical facts and may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding the proposed Offering, the expected terms of the Bonds and the intended use of proceeds, the Concurrent Delta Placement and other non-historical statements.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to, those described in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 31 March 2026 and its other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this press release.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

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